LEXICON UNITED INCORPORATED
4500 Steiner Ranch Blvd.
Suite # 1708, Austin, Texas 78732

January 22, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lexicon United Incorporated
Registration Statement on Form SB-2; filed February 28, 2006
File No. 333-132071

Dear Mr. Riedler:

On behalf of Lexicon United Incorporated (“Lexicon”), we hereby submit a substantively amended Registration Statement on Form SB-2 (the “Registration Statement”) in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 6, 2006, with respect to the Registration Statement.

We understand and agree that:

-	Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

-	Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

LEXICON UNITED INCORPORATED

By:	/s/ Elie Saltoun
Elie Saltoun
Chief Executive Officer